UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2005

Commission File Number: 000-14740

International Gemini Technology Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 208 828 Harbourside Drive North Vancouver, BC V7P 3R9
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [x] Yes [ ] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-14740

1.       On June 1, 2005 International Gemini Technology Inc. has distributed
Exhibits 99.1 to 99.18 [inclusive] to the applicable Canadian securities regulators and to registered shareholders and non-objecting beneficial shareholders in advance of the scheduled June 28, 2005 Annual and Special
Meeting of shareholders. The Exhibits contain the required disclosure for the meeting.

2.        Exhibits 99.12 to 99.14 [inclusive] referred to above were also distributed to the applicable Canadian securities regulators and to registered shareholders and non-objecting beneficial shareholders on June 1, 2005 to disclose a change in auditors of International Gemini Technology Inc.

3.       International Gemini Technology Inc. on May 30, 2005 has distributed
Exhibits 99.3 to 99.34 [inclusive] to the applicable Canadian securities regulators and to shareholders who requested same, to disseminate its interim financial statements and related materials for the Quarter ended March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Gemini Technology Inc.

Date: June 2, 2005	By:	Douglas E. Ford
	Name:	Douglas E. Ford
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Meeting
99.11	Management Information Circular
99.12	Appendix A to Info Circular - Notice of Change of Auditors
99.13	Appendix A to Info Circular - Former Auditor Letter
99.14	Appendix A to Info Circular - Successor Auditor Letter
99.15	Schedule A to Info Circular - Stock Option Plan
99.16	Proxy
99.17	Financial Statements Request Form
99.18	December 31, 2004 Audited Financial Statements
99.3	Cover Letter 3-31-05 Interim FS
99.31	3-31-05 Interim Financial Statements
99.32	Management's Discussion and Analysis 3-31-05 FS
99.33	Certification of Interim Filing - Secretary
99.34	Certification of Interim Filing - Acting CFO